# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ellomay Capital Ltd., CIK 0000946394
CUSIP: M39927120
Title of class of securities: Ordinary Shares, par value NIS 10.00 per share
Address of issuer's principal executive offices: 18 Rothschild Boulevard, 1st floor, Tel Aviv, Israel (L3), 6688121
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-26-003599
Filed by CIK 0001351917

## Reporting persons
- Menora Mivtachim Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 13,783,230 Ordinary Shares outstanding as of August 2, 2026 (as reported on Bloomberg LP).
- Menora Mivtachim Pensions & Gemel Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 13,783,230 Ordinary Shares outstanding as of August 2, 2026 (as reported on Bloomberg LP).

## Item 1. Issuer
Name of issuer: Ellomay Capital Ltd.
Address of issuer's principal executive offices: 18 Rothschild Boulevard, 1st floor, Tel Aviv, Israel, 6688121

## Item 2. Person Filing
Name of person filing:
Menora Mivtachim Holdings Ltd.
Menora Mivtachim Pensions and Gemel Ltd.
Address of principal business office or, if none, residence:
Menora Mivtachim Holdings Ltd. - Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel
Menora Mivtachim Pensions and Gemel Ltd. - Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel
Citizenship:
Menora Mivtachim Holdings Ltd. - Israel
Menora Mivtachim Pensions and Gemel Ltd. - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

As of July 31, 2026, the securities reported herein were held as follows:

0 ordinary shares (representing 0% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Pensions and Gemel Ltd.;
0 ordinary shares (representing 0% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Insurance Ltd.;
0 ordinary shares (representing 0% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.;

The securities reported herein are beneficially owned by Menora Mivtachim Holdings Ltd. ("Menora Holdings") and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., and Menora Mivtachim Investment Portfolio Management Ltd. The economic interest or beneficial ownership in a portion of the securities covered by this report (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be. This statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by this statement on Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.
Percent of class: See row 11 of cover page of each reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons, dated as of July 28, 2025 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on August 4, 2025).

## Signatures
- Menora Mivtachim Holdings Ltd: /s/ Lior Yochpaz, Lior Yochpaz / Authorized Signatory (08/04/2026)
- Menora Mivtachim Holdings Ltd: /s/ Omri Gal, Omri Gal / VP Finance and Accounting (08/04/2026)
- Menora Mivtachim Pensions & Gemel Ltd.: /s/ Lior Yochpaz, Lior Yochpaz / Authorized Signatory (08/04/2026)
- Menora Mivtachim Pensions & Gemel Ltd.: /s/ Omri Gal, Omri Gal / VP Finance and Accounting (08/04/2026)